

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2003
WASH. D.C.
187

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2003 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 25, 2003 By



Takashi Hatchoji
Vice President and Executive Officer

(Summary Translation)

Annual Report pursuant to Article 24.1 of the Securities and Exchange Law of Japan

For the 134th business period
(from April 1, 2002 to March 31, 2003)

Hitachi, Ltd.
Tokyo, Japan

Cautionary Statement

Certain statements contained in this document may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in

Outline

1. History

Hitachi, Ltd. ("Company") was founded in 1910 as a small electric repair plant and was incorporated in February 1920.

2. Subsidiaries

(a) Major Consolidated Subsidiaries (As of March 31, 2003)

(Name)	(Capital Stock) Millions of yen	(Ownership) %
Babcock-Hitachi Kabushiki Kaisha	5,000	100.0
Chuo Shoji, Ltd.	2,000	100.0
Eastern Japan Semiconductor Technologies, Inc.	2,060	100.0
Hitachi Air Conditioning Systems Co., Ltd.	10,000	100.0
Hitachi Building Systems Co., Ltd.	5,105	100.0
Hitachi Cable, Ltd.	25,948	53.3
Hitachi Capital Corporation	9,459	55.3
Hitachi Chemical Co., Ltd.	15,284	51.7
Hitachi Communication Technologies, Ltd.	3,000	100.0
Hitachi Construction Machinery Co., Ltd.	26,320	56.4
Hitachi Displays, Ltd.	10,000	100.0
Hitachi Electronics Engineering Co., Ltd.	4,024	100.0
Hitachi Electronics Services Co., Ltd.	5,000	100.0
Hitachi Engineering Co., Ltd.	1,790	100.0
Hitachi Engineering & Services Co., Ltd.	1,950	100.0
Hitachi High-Technologies Corporation	7,938	67.6
Hitachi Home & Life Solutions, Inc.	25,000	100.0
Hitachi Industrial Equipment Systems Co., Ltd.	9,000	100.0
Hitachi Industries Co., Ltd.	5,000	100.0
Hitachi Information Systems, Ltd.	13,162	51.4
Hitachi Insurance Services, Ltd.	600	100.0
Hitachi Kiden Kogyo, Ltd.	2,613	54.9
Hitachi Life Corporation	1,000	100.0
Hitachi Maxell, Ltd.	12,202	52.1
Hitachi Media Electronics Co., Ltd.	500	100.0
Hitachi Medical Corporation	13,884	63.4
Hitachi Metals, Ltd.	26,283	55.0
Hitachi Mobile Co., Ltd.	1,384	64.8
Hitachi Plant Engineering & Construction Co., Ltd.	7,319	56.3
Hitachi Semiconductor and Devices Sales Co., Ltd.	2,000	100.0
Hitachi Software Engineering Co., Ltd.	34,176	51.8
Hitachi Systems & Services, Ltd.	1,000	100.0
Hitachi Transport System, Ltd.	16,802	59.9
Hitachi Unisia Automotive, Ltd.	12,900	100.0

(Name)	(Capital Stock)	(Ownership)
	Millions of yen	%
Nikkyo Create, Ltd.	1,000	100.0
Northern Japan Semiconductor Technologies, Inc.	2,550	100.0
Trecenti Technologies, Inc.	30,000	100.0
	Thousand	
Hitachi America, Ltd.	US$193,652	100.0
Hitachi Asia Ltd.	S$24,000	100.0
Hitachi Automotive Products (USA), Inc.	US$32,791	100.0
Hitachi (China), Ltd.	US$69,000	100.0
Hitachi Computer Products (America), Inc.	US$14,000	100.0
Hitachi Computer Products (Asia) Corp.	P.Peso2,005,250	100.0
Hitachi Computer Products (Europe) S.A.	Euro15,245	100.0
Hitachi Data Systems Holding Corp.	US$381,846	100.0
Hitachi Electronic Devices (USA), Inc.	US$140,911	100.0
Hitachi Europe Ltd.	£ Stg.12,270	100.0
Hitachi Global Storage Technologies Netherlands B.V.	US$73,379	100.0
Hitachi Home Electronics (America), Inc.	US$40,000	100.0
Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.	S$779,000	92.0
Hitachi Semiconductor (America) Inc.	US$57,000	100.0
Hitachi Semiconductor (Europe) GmbH	Euro150,831	100.0
Hitachi Semiconductor (Malaysia) Sdn. Bhd.	M$84,000	90.0
Shanghai Hitachi Household Appliances Co., Ltd.	Yuan412,570	60.0
Taiwan Hitachi Co., Ltd.	NT$2,334,470	61.5

(b) Other Consolidated Subsidiaries

The Company has 1,055 other consolidated subsidiaries.

3. Number of Employees by Industry Segment (Consolidated basis)

(As of March 31, 2003)

Information & Telecommunication Systems	83,304
Electronic Devices	41,763
Power & Industrial Systems	76,685
Digital Media & Consumer Products	33,046
High Functional Materials & Components	48,821
Logistics, Services & Others	29,520
Financial Services	4,116
Corporate	3,273
Total	320,528

The number of employees of the Company was 42,375 as of March 31, 2003.

The Business

1. Sales by Industry Segment (Consolidated basis)

(Millions of yen)

Information & Telecommunication Systems	1,899,651
Electronic Devices	1,570,069
Power & Industrial Systems	2,297,068
Digital Media & Consumer Products	1,205,551
High Functional Materials & Components	1,248,550
Logistics, Services & Others	1,449,594
Financial Services	579,267
Eliminations & Corporate items	(2,057,998)
Total	8,191,752

2. Contracts, etc.

(a) On May 28, 2002, the Company entered into an agreement on exchange of shares with UNISIA JECS Corporation (UJ) to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. On October 1, 2002, the Company issued 25,143,245 shares based on the agreement.

(b) On June 3, 2002, the Company entered into a definitive agreement with International Business Machines Corp. (IBM) to transfer IBM's hard disk drive operations and related intellectual property portfolio to a new stand-alone company. On December 31, 2002, Hitachi purchased the majority ownership in the new company for a total cash purchase price, subject to adjustment, of $2,029 million.

(c) On December 26, 2002, the Board of Directors of the Company approved the plan for joint corporate split by which its semiconductor operations centered in system LSIs will be transferred to a new company to be incorporated jointly by Mitsubishi Electric Corporation and the Company on April 1, 2003. The General Meeting of Shareholders of the Company held on February 6, 2003 approved the intended plan for joint corporate split.

(d) License Agreement

	Concerning
As Licensee	
General Electric Co.	Gas turbines
QUALCOMM Inc.	Wireless communication equipment
Cross License and Joint Development	
General Electric Co.	Nuclear power plants
Lucent Technologies, Inc.	Semiconductors, Communication equipment
International Business Machines Corp.	Servers
Hewlett-Packard Co.	UNIX servers
EMC Corporation	Information handling systems
As Licenser	
Seiko Epson Corporation	RISC Processors
Sony Corporation	RISC Processors

3. Research and Development Expense (Consolidated basis)

(Millions of yen)

Information & Telecommunication Systems	121,379
Electronic Devices	105,549
Power & Industrial Systems	64,634
Digital Media & Consumer Products	33,875
High Functional Materials & Components	41,741
Logistics, Services & Others	8,553
Financial Services	1,423
Total	377,154

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal 2002	Fiscal 2003 (Forecast)
Information & Telecommunication Systems	72,752	113,000
Electronic Devices	91,297	45,000
Power & Industrial Systems	70,739	80,000
Digital Media & Consumer Products	35,135	37,000
High Functional Materials & Components	60,676	63,000
Logistics, Services & Others	30,828	32,000
Financial Services	467,678	470,000
Eliminations & Corporate items	(41,609)	(30,000)
Total	787,496	810,000

Property (Consolidated basis)

(As of March 31, 2003)

Industry Segment	Asset in Book Value (Millions of yen)
Information & Telecommunication Systems	377,844
Electronic Devices	438,974
Power & Industrial Systems	505,397
Digital Media & Consumer Products	203,692
High Functional Materials & Components	476,812
Logistics, Services & Others	264,313
Financial Services	307,937
Eliminations & Corporate items	26,081
Total	2,601,050

The Company

1. Capital Stock at the end of March 2003 282,032 million yen

2. Outstanding Shares at the end of March 2003 3,368,124,286 shares

* The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Main Shareholders

(As of March 31, 2003)

	Name of Shareholders	Number of Shares (shares)	Percentage to Total Outstanding
1	Japan Trustee Services Bank, Ltd.	212,080,650	6.30%
2	NATS CUMCO*	172,918,080	5.13
3	The Master Trust Bank of Japan, Ltd.	169,035,321	5.02
4	The Chase Manhattan Bank, N.A. London	133,317,139	3.96
5	Nippon Life Insurance Company	111,221,960	3.30

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Incentive Stock Option Plan

The Company introduced a stock option plan resolved at the 131st Ordinary General Meeting of Shareholders held June 28, 2000 and the 132nd Ordinary General Meeting of Shareholders held June 27, 2001, respectively. The Company has granted rights to subscribe for new shares to its Directors and certain employees under these plans. The Company introduced a stock option plan for its Directors, Executive Officers and certain employees resolved at the 134th Ordinary General Meeting of Shareholders held June 25, 2003.

5. Directors and Executive Officers

(a) Directors

Position	Name	Date of Birth
Chairman of the Board and Director	Tsutomu Kanai	Feb. 26, 1929
Director	Etsuhiko Shoyama*	Mar. 9, 1936
Director	Yoshiki Yagi*	Feb. 27, 1938
Director	Yoshiro Kuwata*	Sep. 1, 1936
Director	Shigemichi Matsuka	May 19, 1937
Director	Kotaro Muneoka	Oct. 30, 1940
Director	Ginko Sato	Jul. 6, 1934
Director	Hiromichi Seya	Oct. 7, 1930
Director	Akira Chihaya	Mar. 6, 1935
Director	Toshiro Nishimura	Apr. 10, 1933
Director	Hiroshi Kuwahara	Nov. 23, 1935
Director	Takashi Kawamura	Dec. 19, 1939
Director	Masayoshi Hanabusa	Oct. 10, 1934

(Notes) 1. The Directors marked with * are Executive Officers.
2. Members of each committee are as follows.

Nominating Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura

Audit Committee: Shigemichi Matsuka (Chairman), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura

Compensation Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

(b) Executive Officers

Position	Name	Date of Birth
Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama	Mar. 9, 1936
Representative Executive Officer Executive Vice President and Executive Officer	Yoshiki Yagi	Feb. 27, 1938
Representative Executive Officer Executive Vice President and Executive Officer	Yoshiro Kuwata	Sep. 1, 1936
Representative Executive Officer Executive Vice President and Executive Officer	Kazuo Kumagai	Mar. 2, 1938
Representative Executive Officer Executive Vice President and Executive Officer	Katsukuni Hisano	Mar. 2, 1940
Senior Vice President and Executive Officer	Takao Matsui	Mar. 18, 1939
Senior Vice President and Executive Officer General Manager, Information Business Group	Isao Ono	May 23, 1944

Position	Name	Date of Birth
Senior Vice President and Executive Officer General Manager, Research & Development Group	Michiharu Nakamura	Sep. 9, 1942
Senior Vice President and Executive Officer General Manager, Corporate Strategy	Hiromi Kuwahara	Aug. 23, 1945
Vice President and Executive Officer General Manager, Kansai Area Operation	Minoru Tsukada	Jan. 1, 1947
Vice President and Executive Officer President & CEO, Urban Planning and Development Systems	Yoshito Tsunoda	Sep. 20, 1944
Vice President and Executive Officer General Manager, Global Business	Hiroaki Nakanishi	Mar. 14, 1946
Vice President and Executive Officer General Manager, Corporate Marketing	Tadahiko Ishigaki	Jan. 14, 1946
Vice President and Executive Officer President & CEO, Power & Industrial Systems	Shozo Saito	Nov. 5, 1945
Vice President and Executive Officer CEO, Platform and network systems operation, Information & Telecommunication Systems	Manabu Shinomoto	Mar. 30, 1948
Vice President and Executive Officer CEO, Social and industrial infrastructure systems operation, Power & Industrial Systems	Takuya Tajima	Jan. 21, 1945
Vice President and Executive Officer General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing	Takashi Hatchoji	Jan. 27, 1947
Vice President and Executive Officer President & CEO, Information & Telecommunication Systems	Kazuo Furukawa	Nov. 3, 1946
Executive Officer General Manager, Group Management Office	Makoto Ebata	Feb. 23, 1947
Executive Officer General Manager, Intellectual Property Group	Yasuo Sakuta	Oct. 6, 1945
Executive Officer General Manager, Chugoku Area Operation	Takao Suzuki	Jan. 12, 1946
Executive Officer General Manager, Business Development	Koichiro Nishikawa	Jul. 12, 1947
Executive Officer President & CEO, Ubiquitous Platform Systems	Tsugio Momose	Jun. 30, 1945
Executive Officer General Manager, Chubu Area Operation	Kazuhiro Mori	Oct. 7, 1946
Executive Officer General Manager, Human Capital	Iwao Hara	May 11, 1945

Position	Name	Date of Birth
Executive Officer General Manager, Finance	Takashi Miyoshi	Sep. 25, 1947
Executive Officer President & CEO, Automotive Systems	Taiji Hasegawa	Feb. 18, 1947
Executive Officer CEO, System solutions operation, Information & Telecommunication Systems	Masahiro Hayashi	Apr. 11, 1946

Financial Statements

The consolidated financial statements and unconsolidated financial statements were included in the reports on Form 6-K which have been submitted to the SEC.